FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                     HSBC TO INCREASE STAKE IN PING AN

HSBC Insurance Holdings Limited, a wholly-owned subsidiary of the HSBC Group, has entered into agreements, subject to conditions referred to below, to acquire an additional 9.91 per cent of the issued share capital of Ping An Insurance (Group) Company of China, Ltd. for HK$8,104 million (US$1,039 million).

The shares are to be acquired from two of the current shareholders of Ping An, namely, The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, an entity controlled by funds managed by the private equity business of Morgan Stanley. The vendors acquired the Ping An shares in 1994.

Under the terms of the agreements, 613,929,279 Ping An shares will be acquired by HSBC at HK$13.20 (US$1.69) a share, a premium of 9 per cent to the price at which Ping An shares closed on the Hong Kong Stock Exchange on 6 May 2005. Completion of the transaction will bring HSBC's holding in Ping An to 19.90 per cent of its issued share capital.

The transactions are subject to certain conditions including obtaining approval from the China Insurance Regulatory Commission and other approvals as required by PRC regulators. HSBC intends to satisfy the consideration for the shares out of internal resources.

HSBC Holdings plc Group Chairman, Sir John Bond, said: "This year marks the 140th year of HSBC's continuous presence in mainland China and our proposed additional investment in Ping An Insurance demonstrates the confidence HSBC has in the future of the country. We are optimistic about the long-term prospects of the insurance industry in mainland China and believe Ping An is well positioned to benefit from the sector's development. We are looking forward to developing our partnership with Ping An and working more closely with them in the future."

Chairman and CEO of Ping An Insurance, Mr Peter Ma, said: "We recognise and appreciate the significant value added by Goldman Sachs and Morgan Stanley since 1994 and look forward to further strengthening our relationship with HSBC."

Notes to editors

1. Ping An Insurance (Group) Company of China, Ltd.
Ping An Insurance (Group) Company of China, Ltd. ("Ping An") was founded in 1988 and has its headquarter in Shenzhen. With insurance as its core business, Ping An has grown into a close-knit, efficient and diversified financial holding group that integrates securities, trusts and banking. The group company is the holding company of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. According to the gross written premiums, Ping An Life was ranked the second largest life insurance in the PRC, Ping An P&C was ranked the third largest property and casualty insurance company in the PRC.

2. The HSBC Group
The HSBC Group is one of the largest banking and financial services organisations in the world. The Group has over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, serves over 110 million customers and has assets of US$1,277 billion at 31 December 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  09 May, 2005